

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 3, 2006

Mr. Michael Boswell
Chief Financial Officer
Edgewater Foods International, Inc.
5552 West Island Highway
Qualicum Beach, British Columbia, Canada V9K 2C8

> **Re:** **Edgewater Foods International, Inc.**
> **Form 10-KSB for Fiscal Year Ended August 31, 2005**
> **Filed December 14, 2005**
> **Form 10-QSB for Fiscal Quarter Ended February 28, 2006**
> **Filed April 14, 2006**
> **File No. 333-106955**

Dear Mr. Boswell:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

General

1.   For all comments issued below on your Forms 10-KSB, 10-QSB and 8-K, please make corresponding changes to the accounting and disclosures in all documents, where appropriate.

2.   Please refer to the updated Form requirements for filings on Forms 10-KSB and 10-QSB, requiring an indication on the cover of your filings of whether you meet the definition of a shell company, as defined in Rule 12b-2 of the Exchange Act, and whether you are not required to file reports pursuant to Section 13 or 15d of the Exchange Act.

Management's Discussion and Analysis

Comparison of Results for the Fiscal Year Ended August 31, 2005 to the Fiscal Year Ended August 31, 2004, page 23

3.   We note you disclose that the $29,000 decrease in gross loss for 2005 as compared to 2004 was mainly attributable to your decision to capitalize inventory costs for biomass inventor of scallops which previously were not capitalized, and to recognize recoverable inventory costs. Please expand your disclosure to describe the reasons you changed your accounting method and to indicate whether this was a correction of an error. Additionally, address your accounting method change in a note to your financial statements and explain how this has been depicted in your financial statements to comply with the guidance in APB 20.

Financial Statements

Independent Auditors Report, page 31

4.   We note that your prior auditors BME + Partners issued a qualified "except for" opinion on Island Scallops Ltd.'s financial statements as of August 31, 2004 and for the year then ended, since they were not able to observe the counting of your physical inventories at the beginning and ending of the year ended August 31, 2004, nor satisfy themselves concerning those inventory quantities by alternative means.
Please note that qualified audit opinions are not acceptable in SEC filings. Refer to the guidance in SAB Topic 1:E.2 and FRC Section 607.01. Please remove this independent auditors report and label your financial statements as of August 31, 2004 and for the year then ended as unaudited until you have obtained an audit in which the auditor is able to issue an unqualified opinion. Please make

corresponding changes to the Island Scallops' financial statements attached as an exhibit to your Form 8-K filed August 16, 2005.

Consolidated Statements of Operations, page 33

5.   It appears that you may need to revise your consolidated statements of operations to reflect your gain on sale of tenure as part of your loss from operations to comply with the guidance in paragraph 45 of SFAS 144. On a related point, tell us the reasons you believe the loss on settling the lawsuit is appropriately characterized as a non-operating item.

Consolidated Statements of Stockholders' Equity, page 34

6.   Please revise your consolidated statements of stockholders' equity to show the effects of exchanging shares in your two reverse mergers on a retroactive basis. Share activities of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange.
You may refer to the guidance in Section I.F of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

Please note the reference on our website to guidance issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

Once you have revised the presentation, please also revise your disclosures to explain the procedures employed and the specific entries that are made in the equity section to account for each reverse merger, specifying the shares exchanged in each instance, and the value of net assets acquired along with the legal issuers.

Note 1 – Basis of Presentation, Organization and Nature of Operations, page 36

7.   We note you disclose that on August 15, 2005, you completed a reverse acquisition of Heritage Management Corporation, and the share exchange was treated as a recapitalization of Edgewater. Please expand your disclosure to clarify whether Heritage was a shell company at the time of your reverse acquisition.

Additionally, you disclosed that on June 29, 2005, Edgewater Foods International, Inc. completed a share exchange with Island Scallops, Ltd., with Island Scallops being the accounting acquirer and the continuing entity for financial reporting purposes. Please expand your disclosure to clarify whether Edgewater was also a shell company and whether the share exchange was also accounted for as a recapitalization.

Note 2 – Significant Accounting Policies, page 36

Government Assistance, page 38

8.   We note you disclose that you received government assistance in the form of loans, for which repayment is not required if you meet specified future conditions. Please expand your disclosure to discuss the nature of these conditions.

Concentration of Risk, page 40

9.   We note you disclose that approximately 60 percent and 50 percent of your revenues for fiscal years 2005 and 2004 were derived from three major customers. Please expand your disclosure to specify the revenues attributable to individual customers contributing 10 percent or more to your revenue each year to comply paragraph 39 of SFAS 131.

Recent Accounting Pronouncements, page 41

10.   Please expand your disclosure to discuss the impact that adoption of new accounting standards is expected to have on your financial statements, to comply with SAB Topic 11:M. Additionally, it appears that you could enhance the focus of your disclosure by removing from your disclosure of recent accounting pronouncements discussions of the standards issued and adopted in prior years or that were not otherwise applicable.

Note 7 – Short Term Debt, page 45

11.   We note you disclose that a third party holds a first charge over your inventory in the amount of $293,698 in support of its royalty entitlement, but that it has not taken further action to enforce payment of this arrears liability. Expand your disclosure to clarify what you mean by the term "first charge," how much you have accrued for this liability, and when you plan to pay it. If you do not plan to pay this liability, disclose your reasons and describe the circumstances sufficiently to understand how your accounting compares to that which is required under paragraph 16 of SFAS 140.

Note 8 – Forgiveness of Note Due Shareholder, page 45

12.   Please expand your disclosure to discuss how you accounted for the forgiveness
        of $3.2 million unsecured debt owed by your CEO; the manner by which this item
        is reflected in each of your financial statements should be clear.

Note 10 – Contingent Liabilities, page 47

13.   We note you disclose that you received $64,140 advance payments for sale of
        geoduck seed from each of two counterparties in 2002. You further disclose that
        you believe the counterparties violated the terms of the agreement such that you
        are entitled to retain the balance of the deposits. However, you also state that as
        of August 31, 2004, one of the two counterparties had made claims that you owed
        it $74,704.

        Please expand your disclosure to explain the nature of the violation, why you
        believe you are entitled to retain the balance of the deposits, and why the
        counterparty believes that you owe it more than what you received.

Note 12 – Stock-Compensation Expense

14.   We note your disclosure explaining that you recorded the 100,000 shares issued
        to an individual who would provide services to your company at par value. Tell
        us the reasons you believe the guidance in paragraph 8 of SFAS 123 does not
        apply to your transaction.

Controls and Procedures, page 50

15.   Please revise the second paragraph of your disclosure to state your conclusion
        about changes in your internal controls over financial reporting, based on the
        wording and timing requirements of Regulation S-B, Item 308(c).

Form 10-QSB for the Fiscal Quarter Ended February 28, 2006

Financial Statements

Note 5 – Investments in Other Assets (Tenures), page 13

16.   We note you disclose on page 15 stating that at February 28, 2006, you were in
        arrears with respect to loan payments to the National Research Council of Canada
        Industrial Research Assistance Program. Please expand your disclosure to
        discuss the implications of late or non payments to the government on your ability
        to renew your shellfish tenures.

Note 10 – Stock-compensation Expense

17.   Tell us why you recorded the $520,000 value of the 400,000 shares of restricted common stock that you issued to World Wide Mortgage, as consideration for agreeing to extend the due date of your $1.5 million loan, as compensation expense. Please submit the analyses that you performed under EITF 96-19 and 02-4 in assessing the applicability of SFAS 15 and 140 to the modification that you describe.

Form 8-K Filed September 28, 2005

Pro Forma Consolidated Balance Sheet (Expressed in Canadian Dollars)

18.   Ordinarily we would expect U.S. domestic form filers to present financial statements in U.S. GAAP and U.S. Dollars; and that a pro forma income statement would be necessary to show the effects of your reverse merger. We also believe that you should include disclosure explaining the reasons you reversed all of Heritage's balance sheet amounts as your pro forma adjustments.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief